EXHIBIT 4.14

PCCW SERVICES LIMITED
39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(the "Company")

The Board of Directors
Mandarin Communications Limited
13th Floor, Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong
(the "Borrower")

18 November 2005

Dear Sirs

Inter-Company Facility for HK$230 Million

The Company is pleased to confirm that it will make available to the Borrower a term loan facility in the principal amount of HK$230 million (the "Facility") upon the following terms and conditions:

1.     Availability

The full amount of the Facility shall be made available by the Company to the Borrower for a period commencing on the date of this letter and ending on 30 June 2006, or such later date as the Company and the Borrower shall agree, following the delivery by the Borrower to the Company of a drawdown notice substantially in the form set out in the Schedule hereto.

Amounts which are drawn down and repaid under the Facility shall not be available for further drawdown.

2.     Purpose

Any and all amounts drawn down by the Borrower under the Facility shall be applied by the Borrower to finance equipment and services committed for building the 3G network.

3.     Term

The term of the Facilities shall be 3 years.

4.     Interest

Amounts drawn down under the Facility shall bear interest at a rate per annum equal to the aggregate of the Cost of Funds and 0.25%.

For this purpose, the "Cost of Funds" means the rate notified by the Company to the Borrower from time to time as being the reasonable cost which would be incurred by the Company in funding an advance under the Facility from amounts borrowed by the Company, irrespective of whether the actual advance is funded from amounts borrowed by the Company or from the Company's own internal resources.

The Borrower shall on 31st March, 30th June, 30th September and 31st December of each calendar year pay to the Company any interest which has accrued on amounts drawn down under the Facility up to and including the date of such payment.

5.     Drawings

The Facility will be available for drawdown on a monthly basis and the first draw down date will be the date of this letter, or such later date as the Company and the Borrower shall agree. The drawdown notice should be submitted together with the monthly funding requirement analysis as prepared by the Borrower.

To the extent that the full amount of the Facility is not drawn down on the date of this letter, the remaining balance of the Facility may be drawn down at any time during the availability period for the Facility referred to in paragraph 1 above, by not less than 3 business day prior written notice of draw down.

6.     Interim Repayments of Principal

The Borrower shall on each Interim Repayment Date repay to the Company a sum equal to the amount by which the Borrower's Surplus Cash exceeds US$15,000,000 on the Cash Calculation Date immediately preceding such Interim Repayment Date. For the avoidance of doubt, if the Borrower's Surplus Cash on any Cash Calculation Date does not exceed US$15,000,000, the Borrower shall not be required to make any payment to the Company on the Interim Repayment Date immediately following that Cash Calculation Date.

Amounts paid by the Borrower to the Company pursuant to this paragraph 6 shall be applied towards repaying the principal amount of the Facility (pro rata the amount outstanding under each of the Facility).

For the purposes of this letter:

a "business day" means a day, other than a Saturday or a Sunday, on which commercial banks are open for business in Hong Kong;

a "Cash Calculation Date" means the last day of a calendar month;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

an "Interim Repayment Date" means the date falling 15 days following the end of each calendar month (or, where such date is not a business day, the next following business day); and

"Surplus Cash" means all cash at bank, cash in hand and securities readily convertible into cash which are held by the Borrower, calculated by reference to the management accounts of the Borrower as at the relevant Cash Calculation Date.

7.     Final Repayment

The Borrower shall repay all amounts borrowed under the Facility, together with all unpaid interest which has accrued thereon, on the third anniversary of the date of this letter or, if that third anniversary is not a business day, on the next following business day.

8.     Payments

All payments to be made by the Borrower under this letter must be made on the dates referred to above to such account as the Company may from time to time specify.

9.     Fees and Expenses

The Borrower shall be responsible for payment of fees in arranging and making available the Facilities by the Company, which amount shall be mutually agreed by both the Company and the Borrower and shall be payable by the Borrower upon the Company giving one month's written notice to the Borrower.

10.     Governing Law

The terms of this letter shall be governed by and construed in accordance with the laws of Hong Kong.

Please confirm your agreement to the foregoing terms and conditions by counter-signing the enclosed copy of this letter and returning the same to us.

Yours faithfully

For and on behalf of
PCCW SERVICES LIMITED

Name: Alexander Anthony Arena
Title: Director / ~~Authorised Signatory~~

We confirm our agreement to the above terms and conditions.

For and on behalf of
MANDARIN COMMUNICATIONS LIMITED